Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., N.W.
Washington, DC 20004


ASHLEY VROMAN-LEE
202.739.5914
avromanlee@morganlewis.com



April 28, 2009

VIA EDGAR CORRESPONDENCE

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      RYDEX SERIES FUNDS (THE "TRUST") - N-14
         ---------------------------------------
         (FILE NO. 333-158016)
         ---------------------

Dear Ms. Browning:

This letter responds to your comments conveyed to me during a telephone conference on April 17, 2009 relating to the Rydex Series Funds (the "Trust") N-14 filed on March 16, 2009 (the "N-14"), in connection with the business combination of the Trust's Hedged Equity Fund ("Acquired Fund") to the Trust's Multi-Hedge Strategies Fund ("Surviving Fund") (the "Reorganization"). The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the N-14.

PROSPECTUS

1. COMMENT. In the response letter, please inform us how Rydex previously informed current and prospective shareholders of the Funds that this type of "no shareholder vote" reorganization/transaction could occur?

         RESPONSE. Rydex does not expressly disclose this. The disclosure in the Funds' SAI under the heading "Voting Rights" discloses that, "(E)ach share has one vote with respect to matters upon which a shareholder vote is required consistent with the requirements of the 1940 Act and the rules promulgated thereunder." However, while neither Form N-1A nor the adopting release for amended rule 17a-8 require or recommend such express disclosure, the Registrant's declaration of trust has been made publicly available to shareholders through its various registration statements and post-effective amendments filed with the SEC.

2. COMMENT. The disclosure in footnote number five, regarding Short Dividend Expense, currently states that "a dividend on a security sold short generally has the effect of reducing the market value of the shorted security and thus increases the Fund's unrealized gain or reduces the Fund's unrealized loss on its short sale transaction." Consider adding "for tax purposes" so shareholders are informed that a taxable event may occur when a dividend is issued on a security sold short because it may either increase the Fund's unrealized gain or reduce the Fund's unrealized loss on a short sale transaction. Please include "for tax purposes" under the short dividend expense disclosure.

         RESPONSE. We have added the following disclosure under the heading "The Reorganization" (new language in bold):

         However, a dividend on a security sold short generally has the effect of reducing the market value of the shorted security and, thus, increases the Fund's unrealized gain or reduces the Fund's unrealized loss on its short sale transaction, INCLUDING FOR TAX PURPOSES.

3. COMMENT. Please confirm that pursuant to its investment advisory agreement with the Fund, as required under Section 15 of the Investment Company Act of 1940 ("1940 Act"), the Advisor is obligated to pay all expenses of the Fund, except those enumerated in footnote four to the fee table.

         RESPONSE. We have confirmed that pursuant to its investment advisory agreement with the Fund, as required under Section 15 of the 1940 Act, the Advisor will pay all expenses of the Fund, except those enumerated in footnote four of the fee table.

***
I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement;
(ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact either John McGuire at 202.739.5654 or me at 202.739.5914.

Sincerely,

/s/ Ashley Vroman-Lee

c:  W. John McGuire, Esq.
    Joanna Haigney

                                       2